SandRidge Mississippian Trust II

August 9, 2013

Filed via EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	SandRidge Mississippian Trust II

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 15, 2013

File No. 001-35508

Dear Mr. Schwall,

In response to your letter dated July 30, 2013 (the “Comment Letter”), providing comments to the Form 10-K for the fiscal year ended December 31, 2012 filed by SandRidge Mississippian Trust II (the “Trust”) with the Commission on March 15, 2013, the Trust hereby requests additional time, until August 21, 2013, to respond to the Comment Letter.

If you have any questions or require any additional information, please contact Thomas Adkins of Bracewell & Giuliani LLP at 512-542-2122.

Very truly yours,

SandRidge Mississippian Trust II

By:	The Bank of New York Mellon Trust Company, N.A., as trustee

	By:	/s/ Sarah Newell
	Name:	Sarah Newell
	Title:	Vice President